

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 10, 2008

Via U.S. Mail

Ms. Andrea Worsley, President
Lifestyle Choice Meals, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Lifestyle Choice Meals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 2, 2008**
> **File No. 333-150586**

Dear Ms. Worsley:

We have reviewed your response letter dated October 2, 2008, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1 filed October 2, 2008

General

1. Please file the auditor's report with the next amendment.

Cover Page

2.   On the cover page of the prospectus, please describe the method for conducting the offering. We note that you expect your principal executive officer to sell the shares on your behalf. Please disclose how she will market the securities.

3.   We note your response to prior comment 3, and we reissue the comment in part. You continue to represent that the price for the shares will be $0.02 per share "until the shares are quoted on the Over-The Counter (OTC) Bulleting Board or an exchange."   As noted in our comment, given that this is your initial public offering, you are not eligible to engage in an at the market offering. The reference to the OTC or an exchange suggests that you intend to offer your securities at the price set by one of those markets. Please revise to delete the quoted language.

Directors and Executive Officers, page 41

4.   We reissue prior comment 6 in part. Please identify Ms. Worsley's part-time employer and disclose when she started rendering services to that employer and to the Company.

Closing Comments

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

                                                            Sincerely,

                                                            Anne Nguyen Parker
                                                            Branch Chief

cc: A. N. Parker
       C. Moncada-Terry

       Via Facsimile
       Andrea Worsley
       (403) 366-6820